Exhibit 12.1

                         Vail Resorts, Inc.
           Computation of Pro-Forma Ratio of Earnings to Fixed Charges
                (in thousands, except ratio amounts)

                                      Year Ended July 31,                                                Six Months Ended
                                                                                                            January 31,
                                                                                       Pro-Forma                      Pro-Forma
                                         1999     2000      2001     2002      2003       2003       2003        2004    2004
Fixed Charges:
     Interest Expensed(1)                25,149   35,047    31,735   38,788    50,001      43,372    24,714     26,266    23,070
     Loss on Extinguishmen
       of Debt                                -        -         -        -         -           -         -     36,195         -
     Interest Capitalized                   200    1,100     1,658    2,138     1,205       1,205       415          -         -
     Estimated Interest
       Component of Rent Expense          3,795    6,633     7,557    5,082     7,425       7,425     3,135      3,245     3,245
Total Fixed Charges                      29,144   42,780    40,950   46,008    58,631      52,002    28,264     65,706    26,315

Income/(Loss) from Operations
  Before Income Taxes:                   14,240   18,581    22,360   15,601   (14,005)     (7,376)  (14,217)   (50,832)  (11,441)
   Add:
     Minority Interest in
       Consolidated Subsidiaries          1,448      713       785      569     1,064       1,064       319      2,003     2,003
     Fixed Charges                       29,144   42,780    40,950   46,008    58,631      52,002    28,264     65,706    26,315
     Distributed Income from
       Equity Method Investees(2)         2,223    5,156    10,793    4,997     3,120       3,120       758     17,592    17,592
     Amortization of Interest
       Capitalized                           47      120       208      331       411         411       205        206       206
   Subtract:
     Equity Income/(Losses)               9,233    5,034     6,775    4,435    (1,024)     (1,024)    2,101     (2,180)   (2,180)
     Minority Interest in
       Pre-tax Income of
       Subsidiaries that have not
   Incurred Fixed Charges                     -        -         6        4        (1)         (1)       (3)      (782)     (782)
     Interest Capitalized                   200    1,100     1,658    2,138     1,205       1,205       415          -         -
Adjusted Earnings                        37,669   61,216    66,657   60,929    49,041      49,041    12,816     37,637    37,637

Ratio of Earnings to
  Fixed Charges                            1.29     1.43      1.63     1.32         -           -         -          -      1.43
Deficiency of Earnings
  to Fixed Charges                            -        -         -        -     9,590       2,961    15,448     28,069         -



1 Interest Expensed includes Amortization of Deferred Financing Costs and Amortization of Discount on Debt Issuance

2 Distributed Income from Equity Method Investees includes a $16.2 million non-cash distribution for the six months ended January 31, 2004